Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

2012 INTERIM RESULT ANNOUNCEMENT

The Board of Directors of Guangshen Railway Company Limited (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries for the six months ended 30 June 2012. This announcement, containing the full text of the 2012 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcement of interim results. Printed version of the Company’s 2012 Interim Report will be available on the websites of the HKExnews of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and of the Company at www.gsrc.com on 28 August 2012 and will be despatched to holders of H shares of the Company as soon as practicable.

IMPORTANT NOTICE

The Board of Directors, the Supervisory Committee, Directors, Supervisors and senior management of Guangshen Railway Company Limited (the “Company”) warrant that there are no misrepresentations, misleading statements or material omissions contained in this interim report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

All Directors of the Company attended the meeting of the Board of Directors of the Company.

The interim financial report for 2012 of the Company has not been audited.

Mr. Li Wenxin, Chairman of the Board of Directors of the Company, Mr. Shen Yi, General Manager, Mr. Tang Xiangdong, Chief Accountant, Mr. Lin Wensheng, Chief of Finance Department hereby declare that the authenticity and completeness of the financial statements contained in the interim report are warranted.

There is no non-regular appropriation of the Company’s fund by its controlling shareholders and their related parties.

There is no violation of the decision-making procedures with respect to provision of external guarantee by the Company.

CONTENTS

3	Chapter 1	Basic Information on the Company

6	Chapter 2	Changes in Shares and Shareholding of Major Shareholders

10	Chapter 3	Directors, Supervisors and Senior Management

11	Chapter 4	Report of Board of Directors

21	Chapter 5	Matters of Importance

29	Chapter 6	Financial Report (unaudited)

53	Chapter 7	Documents Available for Inspection

CHAPTER 1	BASIC INFORMATION ON THE COMPANY

I.	GENERAL INFORMATION

1.	Company Information

Registered Chinese name of the Company:
Registered English name of the Company:	Guangshen Railway Company Limited
Legal representative:	Li Wenxin

2.	Contact Person and Contact Information

	Company Secretary	Representative of Securities Affairs
Name	Guo Xiangdong	Zheng Bei
Address	No. 1052, Heping Road, Shenzhen
Guangdong Province, The People’s Republic of China
Tel	(86)755-25588150	(86)755-25588150
Fax	(86)755-25591480
Email	ir@gsrc.com

3.	Basic Information

Registered address and place of business of the Company	No. 1052, Heping Road Shenzhen, Guangdong Province
The People’s Republic of China
Postal code of the Company’s Registered address and place of business of the Company	518010
Company’s website	http://www.gsrc.com
Company’s e-mail	ir@gsrc.com

4.	Places for Information Disclosure and Reserve Address

Newspapers for information disclosure of the Company	China Securities Journal, Securities Times, Shanghai Securities News, Securities Daily
Websites publishing the interim report of the Company	http://www.sse.com.cn, http://www.hkexnews.hk,
http://www.gsrc.com
Reserve address of the Company’s interim report	Guangshen Railway Company Limited No. 1052, Heping Road
Shenzhen, Guangdong Province
The People’s Republic of China

5.	Share Information of the Company

Type of Shares	Stock Exchange	Ticker Symbol	Share Code
A Share	Shanghai Stock Exchange		601333
H Share	The Stock Exchange of Hong Kong Limited		00525
ADS	The New York Stock Exchange, Inc.	—	GSH

6.	Other Relevant Information

First registration date of the Company	March 6th, 1996
First registered address of the Company	Heping Road, Shenzhen, Guangdong Province
Registration number of business license of enterprise legal person	440301103661840
Taxation registration number	440300192411663
Organisation code	19241166-3
Name of domestic auditor	PricewaterhouseCoopers Zhong Tian CPAs Limited Co.
Office address of domestic auditor	11/F PricewaterhouseCoopers Center, 2 Corporate Avenue 202 Hu Bin Road, Luwan District, Shanghai, The People’s Republic of China
Name of international auditor	PricewaterhouseCoopers
Office address of international auditor	22nd Floor, Prince’s Building, Central, Hong Kong
Name of legal advisor as to PRC law	Beijing Haiwen & Partners
Office address of legal advisor as to PRC law	21st Floor, Beijing Silver Tower, No. 2 Dong San Huan North Road, Chao Yang District, Beijing Municipal, The People’s Republic of China
Name of legal advisor as to Hong Kong law	Cleary Gottlieb Steen & Hamilton (Hong Kong)
Office address of legal advisor as to Hong Kong law	39th Floor, Bank of China Tower, One Garden Road, Hong Kong
Name of legal advisor as to United States law	Shearman & Sterling LLP
Office address of legal advisor as to United States law	12th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong
Name of A Share registrar	China Securities Depository and Clearing Corporation Limited Shanghai Branch
Office address of A Share registrar	36th Floor, No. 166, Lujiazui Road, Pudong New district Shanghai, The People’s Republic of China
Name of H Share registrar	Computershare Hong Kong Investor Services Limited
Office address of H Share registrar	Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong
Name of depositary	JPMorgan Chase Bank, N.A.
Office address of depositary	13th Floor, No. 4 New York Plaza, New York, USA
Name of principal banker	Construction Bank of China Shenzhen Branch Jiabin Road Sub-branch
Office address of principal banker	1st to 4th Floors, Jinwei Building, Jiabin Road, Shenzhen, Guangdong Province, The People’s Republic of China

II.	MAIN ACCOUNTING DATA AND FINANCIAL INDICATORS

	(Unit: RMB thousand)
	At the end of the reporting period	At the end of last year	Increase/ Decrease compared to the same period of last year
			(%)

Total assets	32,354,231	32,207,347	0.46
Net assets (excluding non-controlling interest)	25,304,701	25,334,606	(0.12)
Net assets per share (RMB)	3.57	3.58	(0.28)

	Reporting period (From January to June)	Corresponding period of last year	Increase/ Decrease compared to the same period of last year
			(%)

Total revenue	7,011,191	6,934,121	1.11
Total operating expenses	6,099,544	5,642,996	8.09
Profit from operations	990,032	1,297,704	(23.71)
Profit before tax	906,521	1,203,630	(24.68)
Profit attributable to shareholders	678,449	915,252	(25.87)
Earnings per share (RMB)	0.10	0.13	(23.08)
Earnings per ADS (RMB)	4.79	6.46	(25.85)
Net cash generated from operating activities	788,844	1,864,001	(57.68)
Net cash generated from operating activities per share (RMB)	0.11	0.26	(57.69)

CHAPTER 2	CHANGES IN SHARES AND SHAREHOLDING OF SHAREHOLDERS

I.	CHANGE IN SHARES

During the reporting period, there was no change in the total number or structure of shares or the number of shares with selling restrictions of the Company.

II.	INFORMATION ON SHAREHOLDERS AND DE FACTO CONTROLLERS

1.	As of the end of this reporting period, the total number of shareholders, the top ten shareholders and the top ten shareholders holding shares without selling restrictions of the Company were as follows:

Unit: Share
Total number of shareholders	378,942 shareholders on record, including 378,394 shareholders of A Shares and 548 shareholders of H Shares

Shareholdings of top ten shareholders

Name of shareholder (in full)	Number of shares held at the end of the period	Percentage (%)	Number of shares with selling restrictions held	Number of shares in pledge or frozen	Nature of shareholder

Guangzhou Railway (Group) Company	2,629,451,300	37.12	—	none	State-owned
HKSCC NOMINEES LIMITED (Note)	1,379,506,831	19.47	—	unknown	Foreign-funded
National Council for Social Security Fund	274,798,700	3.88	274,798,700	unknown	Other
Bank of China – Jiashi Theme Selection Mix Securities Investment Fund	60,834,668	0.86	—	unknown	Other
Taiyuan Iron & Steel (Group) Company Ltd.	50,776,147	0.72	—	unknown	State-owned
Industrial and Commercial Bank of China – Huaan Small and Medium-sized Growth Stock Securities Investment Fund	46,000,000	0.65	—	unknown	Other
China Construction Bank – ChinaAMC Dividend Mixed Open-end Securities Investment Fund	44,508,944	0.63	—	unknown	Other
Bank of Communications – Fortis Haitong Selected Securities Investment Fund	37,924,372	0.54	—	unknown	Other
New China Life Insurance Co., Ltd. – Dividends – Group Dividend – 018L – FH001 SH	17,121,640	0.24	—	unknown	Other
602 Porfolio of National Council for Social Security Fund	14,990,976	0.21	—	unknown	Other

Shareholdings of top ten shareholders holding shares without selling restrictions:

Name of shareholder	Number of shares without selling restrictions at the end of the period	Class of shares

Guangzhou Railway (Group) Company	2,629,451,300	A Shares
HKSCC NOMINEES LIMITED (Note)	1,379,506,831	H Shares
Bank of China – Jiashi Theme Selection Mix Securities Investment Fund	60,834,668	A Shares

Taiyuan Iron & Steel (Group) Company Ltd.	50,776,147	A Shares
Industrial and Commercial Bank of China – Huaan Small and Medium-sized Growth Stock Securities Investment Fund	46,000,000	A Shares
China Construction Bank – ChinaAMC Dividend Mixed Open-end Securities Investment Fund	44,508,944	A Shares
Bank of Communications – Fortis Haitong Selected Securities Investment Fund	37,924,372	A Shares
New China Life Insurance Co., Ltd. – Dividends – Group Dividend – 018L – FH001 SH	17,121,640	A Shares
602 Porfolio of National Council for Social Security Fund	14,990,976	A Shares
Bank of China – Jiashi Hushen 300 Index Investment Fund	14,912,741	A Shares
Statement regarding connectedness or concertedness of the above shareholders	Apart from “Jiashi Theme
Selection Mix Securities
Investment Fund” and
“Jiashi Hushen 300 Index
Investment Fund” both
being managed by Jiashi
Fund Management Co.,
Ltd., the Company is not
aware of whether the above
shareholders are connected,
related or concerted as
defined in Measures on
Administration of
Acquisitions of Listed
	Companies.

Note:	1,379,506,831 H Shares, which accounts for 96.38% of the total number of H shares issued by the Company, are held by HKSCC NOMINEES LIMITED on behalf of its various customers.

2.	Shareholdings of top ten shareholders holding shares with selling restrictions:

				Unit: share
Information on the trading of shares with selling restrictions
Name of shareholder holding shares with selling restrictions	Number of shares with selling restructions held	Tradable date	Number of additional tradable shares	Selling restrictions

National Council for Social Security Fund	274,798,700	December 24, 2012	274,798,700

Lock-up period extended by another three years following the expiry of the original statutory or volunteer lock-up period as promised by the state-owned shareholder of the Company, Guangzhou Railway (Group) Company

3.	So far as the Directors, Supervisors and senior management are aware, at the end of the reporting period, the following persons, other than Directors, Supervisors and senior management of the Company, held interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as follows:

							Unit: share
Name of shareholder	Class of shares	Number of shares held (Note)		Capacity	Percentage of issued share capital of the same class (%)		Percentage of total share capital (%)

Guangzhou Railway (Group) Company	A Shares	2,629,451,300	(L)	Beneficial owner	46.52	(L)	37.12	(L)
The Bank of New York Mellon Corporation	H Shares	100,614,187	(L)	Interests of entrusted entity of controlled company	7.03	(L)	1.42	(L)
		71,733,537	(P)	Approved lending agent	5.01	(P)	1.01	(P)
Credit Suisse Group AG	H Shares	87,916,155	(L)	Interests of controlled company	6.14	(L)	1.24	(L)
		146,993,089	(S)		10.27	(S)	2.08	(S)
FIL Limited	H Shares	86,646,000	(L)	Investment manager	6.05	(L)	1.22	(L)
Hillhouse Capital Management, Ltd.	H Shares	86,286,000	(L)	Investment manager	6.03	(L)	1.22	(L)
Gaoling Fund, L.P.	H Shares	86,026,000	(L)	Beneficial owner	6.01	(L)	1.21	(L)

Note:	The letter ‘L’ denotes a long position; ‘S’ denotes a short position; and ‘P’ denotes the lending pool.

4.	Changes in the largest shareholder and its de facto controller

The largest shareholder of the Company is Guangzhou Railway (Group) Company (“GRGC”) and its de facto controller is Ministry of Railways of People’s Republic of China (“PRC”) (the “MOR”). During the reporting period, there was no change in the largest shareholder and its de facto controller.

5.	Other corporate shareholders with a shareholding of 10% or above

As at the end of the reporting period, apart from the aforesaid largest shareholder, there was no other corporate shareholder with a shareholding of 10% or above in the Company (except for HKSCC NOMINEES LIMITED).

6.	Public float

As of the end of the reporting period, the public float of the Company was in compliance with the requirements of the relevant rules on the sufficiency of public float.

III.	PRE-EMPTIVE RIGHT

Under the articles of association of the Company and the PRC Laws, there is no pre-emptive right, which requires the Company to offer new shares to its existing shareholders on a pro rata basis.

IV.	REPURCHASE, SALE OR REDEMPTION OF THE SHARES OF THE COMPANY

As of the end of the reporting period, there was no repurchase, sale or redemption by the Company, or any of its subsidiaries, of the shares of the Company.

V.	TRANSACTIONS INVOLVING ITS OWN SECURITIES

As of the end of the reporting period, the Company and its subsidiaries have not issued or granted any convertible securities, options, warrants or other similar rights, or any redeemable securities.

CHAPTER 3	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

I.	CHANGES IN SHARES HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

During the reporting period, none of the Directors, Supervisors and Senior Management held, purchased or sold any securities of the Company or its subsidiaries, or held stock options or were granted any shares with selling restrictions of the Company or its subsidiaries.

II.	CHANGES TO DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1.	On January 31, 2012, the Company convened the fifth meeting of the sixth session of the Board, and resolved to terminate the chairmanship of the Board as well as the chairmanship and membership of the Remuneration Committee of Mr. Xu Xiaoming, elect Mr. Li Wenxin as the chairman of the Board and the member of the Remuneration Committee and elect Mr. Lo Mun Lam as the Chairman of the Remuneration Committee.

2.	On May 22, 2012, the Company held the Annual General Meeting of 2011 to approve the termination of the office of Mr. Xu Xiaoming as a director of the Board, and the election of Mr. Sun Jing as a director of the Board.

Biography of Mr. Sun Jung is set out below:

Mr. Sun Jing, aged 47, graduated with a bachelor degree and is also a senior engineer. He was the technician, assistant engineer and deputy head of maintenance workshop of northern locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau and vice-section chief and section chief of technical equipment section of locomotive department of Zhengzhou Railway Bureau. He served as chief and deputy secretary of party committee of Yueshan locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau from May 2001. He served as vice director of locomotive department of Zhengzhou Railway Bureau from July 2003, director of locomotive department of Zhengzhou Railway Bureau from June 2004 and assistant to the director of Zhengzhou Railway Bureau from April 2007. He has been served as deputy general manager of Guangzhou Railway (Group) Company, the largest shareholder of the Company, since May 2007.

CHAPTER 4	REPORT OF BOARD OF DIRECTORS

I.	DISCUSSION AND ANALYSIS OF OVERALL OPERATION IN REPORTING PERIOD

1.	Business overview

In the first half of 2012, the PRC economy has shown marked downward tendency under the combined effect of complicated and changeable domestic and overseas environment, with the gross domestic production (GDP) sliding down to 7.8%. As a foundation industry, the railway passenger volume also barely managed to maintain a low level of growth, and the national passenger delivery volume and freight delivery volume realized a growth of 3.1% and 2.5% respectively. In the face of the overall slowdown in demand for railway transportation industry and the unfavorable operating environment caused by the dilution of client base by Express Rail Links, the management of the Company has united its staff in the effort to continuously strengthen marketing activities, timely adjust the transportation organization, reasonably enhance the transportation resources and forcefully explore the railway operating services, and thereby has successfully realized the safety and stability of transportation production and a moderate increase in the transportation revenue. However, due to increases in the labor costs, train repair expenses and other operating costs, the profit level of the Company dropped.

In the first half of 2012, the operating revenue of the Company was RMB7,011 million, representing an increase of 1.11% from RMB6,934 million in the same period last year, among which revenue from passenger transportation, freight transportation, railway network usage and services and others, other businesses were RMB3,742 million, RMB672 million, RMB2,147 million and RMB450 million, respectively, accounting for 53.37%, 9.59%, 30.62% and 6.42% of the total revenue, respectively; profit from operation was RMB990 million, representing a drop of 23.71% from RMB1,298 million in the same period last year, profit attributable to equity holders was RMB678 million, representing a decrease of 25.87% from RMB915 million in the same period last year.

2.	Analysis of businesses and revenues

(1)	Passenger transportation

Passenger transportation, which is the principal business segment of the Company, includes Guangzhou-Shenzhen inter-city express trains, long-distance trains and Through Trains in Hong Kong. As at June 30, 2012, the Company operated 217 pairs of passenger trains on a daily basis according to its train schedule, among which there were 96 pairs of Guangzhou- Shenzhen inter-city express trains (including 16 pairs of back up trains); 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 108 pairs of long-distance trains. The table below sets forth the revenue from passenger transportation and passenger delivery volumes for the six months ended June 30, 2012 in comparison with those in the same period of 2011:

	January – June 2012	January – June 2011	Increase/ Decrease (%)

Passenger transportation revenues (RMB)	3,741,970,403	3,907,596,781	(4.24)
– Guangzhou-Shenzhen trains	1,195,451,112	1,291,796,470	(7.46)
– Through trains	225,448,027	218,661,145	3.10
– Long-distance trains	2,321,071,264	2,397,139,166	(3.17)
Passenger delivery volume (persons)	42,415,698	45,437,575	(6.65)
– Guangzhou-Shenzhen trains	18,045,138	19,419,114	(7.08)
– Through trains	1,810,641	1,755,790	3.12
– Long-distance trains	22,559,919	24,262,671	(7.02)
Revenue per passenger delivered (RMB)	N/A	N/A	N/A
– Guangzhou – Shenzhen trains	66.25	66.52	(0.41)
– Through trains	124.51	124.54	(0.02)
– Long-distance trains	N/A	N/A	N/A
Total passenger – kilometers (passenger – kilometers)	14,121,254,000	15,227,436,000	(7.26)
Revenue per passenger – kilometer (RMB)	0.26	0.26	—

•

The decrease in passenger delivery volume and revenue of Guangzhou-Shenzhen intercity trains was mainly due to: (1) slowdown in the growth of the PRC economy, especially in the “Pearl River Delta”, leading to an overall weakened demand in the passenger transportation market; (2) factory inspection required for certain “CRHs” that has reached grade four mileage, leading to a decrease in the number of trains in service; (3) adjustment in the train schedule of Guangzhou-Shenzhen intercity trains from March 8 of this year by the Company in an effort to ensure operating safety of the trains, leading to a decrease in the number of train pairs in operation, as well as an extension in the travel time and running intervals of the trains, which in turn caused a decrease in the operating capacity of the trains and the satisfaction of the passengers.

•

The increase in passenger delivery volume and revenue of Through Trains was mainly due to: the increase in the number of passengers travelling between mainland China, Hong Kong and Macau for different purposes such as business, leisure, shopping and visiting relatives under the impact of the increasing economic and trading exchanges amongst mainland China, Hong Kong and Macau, and the continued mild appreciation of renminbi.

•

The decrease in passenger delivery volume and revenue of long-distance trains was mainly due to: (1) slowdown in the growth of the PRC economy, especially in the “Pearl River Delta”, leading to an overall weakened demand of the passenger transportation market; (2) increasing running frequency of Wuhan-Guangzhou Express Rail Link, leading to a dilution of customer base; (3) stringent control of overloading on passenger trains since the Spring Festival under the requirement of the industry department in charge in an effort to ensure safe operation of passenger trains, to guarantee the service quality at the stations and on the trains, leading to a decrease in the client base to a certain extent.

(2)	Freight transportation

Freight transportation is the important transportation business segment of the Company including the freight transportation business on the Shenzhen-Guangzhou-Pingshi Railway. The table below sets forth the revenues from freight transportation and freight tonnage for the six months ended June 30, 2012 in comparison with those in the same period of 2011:

	January – June, 2012	January – June, 2011	Increase/ Decrease (%)

Freight transportation revenues (RMB)	672,522,267	642,804,564	4.62
– Outbound freight	234,640,804	197,277,751	18.94
– Inbound freight, including arrival and pass-through freight	412,745,638	418,695,357	(1.42)
– Other revenues from freight transportation	25,135,825	26,831,456	(6.32)
Tonnage of freight (tonnes)	30,555,883	32,326,997	(5.48)
– Outbound freight	10,993,654	10,867,545	1.16
– Inbound freight, including arrival and pass-through freight	19,562,229	21,459,452	(8.84)
Revenue per tonne (RMB)	22.01	19.88	10.71
– Outbound freight	21.34	18.15	17.58
– Inbound freight, including arrival and pass-through freight	21.10	19.51	8.15
Total tonne-kilometers (tonne-kilometers)	6,984,542,000	7,157,785,000	(2.42)
Revenue per tonne-kilometer (RMB)	0.10	0.09	11.11

•

The increases in outbound freight volume and revenue were mainly due to: (1) decrease in the international coal price and therefore a marked discount in the price of imported coal compared to domestic coal during the first half of this year, leading to an increase in the amount of coal imported by domestic enterprises and as a result, an increase in the volume of coal-related freights delivered by railway transportation from the “Pearl River Delta” region to the mainland; (2) increase in the consolidated freight transportation price by approximately RMB1.00 cent per tonne kilometer from May 20, 2012.

•

The decrease in freight inbound volume and revenue was mainly due to: (1) decrease in export of China goods due to sluggish recovery in Europe, the United States and other developed countries, and slowdown in the growth of the PRC economy, leading to a decrease in freights delivered by railway transportation to the “Pearl River Delta” region; (2) opening of Yiyang-Zhanjiang sub-section, leading to a dilution of client base from Beijing-Guangzhou trains.

•

The decreases in other revenue of freight transportation were mainly due to: decrease in freight storage, carriage, load and unload and other miscellaneous revenues as the inbound freight volume decreased.

(3)	Railway network usage and services and others

Railway network usage and services mainly include locomotive traction, track usage, electric catenary, vehicle coupling and other services, the other transportation services include provision of railway operation services, locomotive and passenger car leasing and other transportation services. The table below sets forth the revenues from railway network usage and other transportation related services for the six months ended June 30, 2012 in comparison with those of the same period of 2011:

			Increase/
	January – June,	January – June,	Decrease
	2012	2011	(%)

Revenue of railway network usage and other transportation related services (RMB)	2,147,002,689	1,932,422,788	11.10
(1) Railway network usage	1,446,517,603	1,530,717,350	(5.50)
– Locomotive traction	432,104,458	595,013,423	(27.38)
– Track usage	531,966,769	511,033,027	4.10
– Vehicle coupling	226,889,862	180,525,338	25.68
– Electric catenary	156,853,987	143,180,921	9.55
– Other services	98,702,527	100,964,641	(2.24)
(2) Railway operation services	549,960,200	296,980,000	85.18
(3) Other transportation services	150,524,886	104,725,438	43.73

•	The decrease in revenues from railway network usage was mainly due to: decrease in locomotive traction usage, leading to a decrease in the locomotive traction usage revenue.

•

The increase in revenues from railway operation services was mainly due to: (1) increase in services provided to Wuhan-Guangzhou Express Rail Link and Guangzhou-Zhuhai intercity railway; (2) provision of railway operation services to the Guangzhou-Shenzhen section of Guangzhou-Shenzhen-Hong Kong Express Rail Link by the Company from December 26, 2011.

•

The increase in revenues from other transportation services was mainly due to: addition of the provision of inspection and repair services for vehicles to Guangzhou Railway (Group) Company in the first half of this year.

(4)	Other businesses

Other businesses of the Company mainly include train repair, sales of materials and supplies, on-board catering services, sale of goods, labor services, leasing, loading and unloading and other businesses related to railway transportation. In the first half of 2012, revenue from other businesses of the Company were RMB450 million, representing a decrease of 0.35% from RMB451 million in the same period last year.

3.	Main items and analysis of operating costs and expenses

				Unit: ’000, Currency: RMB
	January –	January –	Period- no-period Increase/ Decrease
	June 2012	June 2011	(%)	Reasons for the change

Operating costs	6,099,544	5,642,996	8.09	—

– Railway businesses	5,667,916	5,212,699	8.73

(1) Increases in expenses for staff salary and benefit due to increases in the industry salary benchmark, the contribution bases of social insurance, housing fund and the number of railway services staff in the industry;

				(2) Increases in train repair expenses due to factory inspection required for certain “CRHs” that has reached grade four mileage;

(3) Increases in related costs and expenses due to increases in operation services provided to Wuhan-Guangzhou Express Rail Link and Guangzhou-Zhuhai intercity railway, as well as provision of railway operation services to the Guangzhou-Shenzhen section of Guangzhou-Shenzhen-Hong Kong Express Rail Link by the Company, which commented from December 26, 2011;

				(4) Increases in oil expenses of passenger cars and locomotives due to increases in unit price of diesel.

– Other businesses	431,628	430,297	0.31	—
Finance cost	91,777	95,288	(3.68)	—

Income tax expenses	228,947	289,147	(20.82)	Decreases in total profit due to increases in operating costs exceeding increases in operating revenue.

4.	The operating environment and focus of the second half of 2012

Looking into the second half of 2012, with the PRC government’s implementation of a series of adjustment and control measures since May in view of the current new trend of economic growth recession exceeding expectation, “stable growth” will become the prime objective of macro-economic policies. It is expected that under the stimulation of adjustment and control policies of the government to achieve “stable growth”, the Chinese economy will likely retrace an upward growth momentum, and the railway passenger and freight volumes will also increase steadily. The Company will leverage on the market opportunities and strictly uphold the operating principle of “serving customers, human-first and corporate governance by law” to vigorously develop the principle businesses of passenger and freight transportation, aggressively explore the business of railway operation services, and comprehensively promote the harmonious development of the Company. In the second half of this year, the Company will specially commit to the following works:

(1)	To implement safety risk management comprehensively, reinforce construction of safety infrastructures, strengthen safety coordination mechanism and step up investment in safety facilities.

(2)	In respect of passenger transportation: firstly, in response to the new situation of the transportation market after Guangzhou-Shenzhen-Hong Kong Express Rail Link commences operation, to increase the marketing efforts for the Guangzhou-Shenzhen section of passenger transportation, explore the passenger transportation market along the Guangzhou-Shenzhen section and aggressively expedite the establishment of new inter-city passenger transportation business at Pinghu and Xintang stations. Secondly, to carry out the preparatory works for the commencement of operation at the Buji auxiliary passenger station for the sooner realization of transportation capacity and exploration of new growth points in the passenger transportation market. Thirdly, to accelerate the procurement and installation of newly purchased 25T soft-seat train sets for Guangzhou-Kowloon Through Train and CRHIA-200 train for Guangzhou-Shenzhen section to improve the hardware of passenger transportation, and enhance the quality of passenger transportation services. Fourthly, proactively study on the corresponding measures to the peak season of the Guangzhou-Shenzhen intercity train during festivals and holidays, and to increase the capacity of Guangzhou-Shenzhen intercity train through measures including the opening of quasi-high speed trains for the III and IV lines of the Guangzhou-Shenzhen section.

(3)	In respect of freight transportation: firstly, to enhance consolidation of freight transportation resources within the controlled locomotive sections, to study innovative operation modes for freight transportation operations, and to promote the logisticization and marketization of the freight yards. Secondly, to study and explore the e-commerce platform for freight transportation and to promote the connection between freight transportation and the market. Thirdly, to expand the railway/waterway transportation and railway/port transportation with a focus on the ports in Guangzhou and Shenzhen, and to increase the loading and unloading capacity by capacity-expansion and alteration works to Xiayuan station.

II.	INVESTMENT OF THE COMPANY

1.	Use of raised proceeds

During the reporting period, the Company has not raised any funds and no funds raised previously have been used during the reporting period.

2.	Use of non-raised proceeds

During the reporting period, material investment projects using non-raised proceeds are as follows:

	Unit: ’000, Currency: RMB
Project	Amount	Progress

Construction of Buji auxiliary passenger station building	643,710	75%
Replacement with new steel rails for Beijing-Guangzhou south-bound line (165 KM)	230,790	In progress
Replacement of rail switches and switch sleepers for Beijing-Guangzhou main line (263 Groups)	215,920	In progress

III.	FORMULATION AND IMPLEMENTATION OF CASH DIVIDEND DISTRIBUTION POLICY DURING THE REPORTING PERIOD

Pursuant to the requirements in relation to improving the work of cash dividend distribution in the “Notice on Further Implementing Issues concerning Cash Dividends Distribution of Listed Companies” by the China Securities Regulatory Commission (the “CSRC”) and “Notice on Further Implementing Requirements of ‘Notice on Further Implementing Issues concerning Cash Dividends of Listed Companies’” by the Shenzhen Securities Regulatory Bureau, in order to further perfect the Company’s cash dividend distribution policy, regulate the decision-making mechanisms and procedures concerning its distribution policy, protect the interests of its investors, and improve the transparency of the work of cash dividend distribution, the Company proposes to amend provisions related to profit distribution in the Articles of Association. The amendments to the profit distribution policies have been considered and passed at the 8th meeting of the sixth session of the Board of the Company held on August 10, 2012, and have been commented on by the Independent Directors, but are still subject to consideration at the extraordinary general meeting of the Company to be held on September 27, 2012.

The amended Articles of Association will clearly stipulate not only the standards, percentages and related decision-making procedures for profit distribution by the Company, but also the detailed conditions, decision-making procedures and mechanisms for adjustments to the profit distribution policy by the Company, which will provide systematic guarantee of the due diligence of the Independent Directors and the full expression of the minority shareholders’ requests and fully protect the interests of minority shareholders.

Since its listing in 1996, the Company has consistently adhered to a sustained and stable profit distribution policy, emphasized on reasonable return to shareholders, and at the same time strived for the sustainable development of the Company. During the reporting period, the Company implemented the profit distribution plan for 2011 and distributed a cash dividend of RMB1.00 (tax inclusive) per 10 shares to shareholders of the Company, totaling RMB708,353,700 on the basis of the total share capital at the end of 2011.

IV.	EMPLOYEES

As at the end of the reporting period, the Company had 33,204 employees in total, representing a decrease of 175 persons compared to 33,379 employees at the end of 2011, which was mainly attributable to retirement of employees.

1.	The professional composition of the employees:

Category of profession	Number

Administrative personnel	2,651
Technical personnel	1,196
Ordinary operation personnel	29,357

Total	33,204

2.	Education level of employees

Category of education level	Number

Postgraduate or above	56
Undergraduate	2,166
College for professional training	4,835
Others (Secondary vocational school, high school and vocational technical school, etc)	26,147

Total	33,204

3.	Salary and benefits policy

The Company implements salary budget management, under which an annual salary budget is formulated at the beginning of each year jointly by the budget department and labor department of the Company. Budget is first discussed and approved at the meeting of the general manager’s office, and then is organized for implementation by the labor department of the Company after being considered and approved by the Board of Directors.

Salary of the Company’s staff is mainly comprised of basic salary, performance-based salary and benefit plans. Basic salary includes post salaries, skill salaries and various allowances and subsidies accounted for under salaries payable as required. Performance-based salary refers to salaries calculated on the basis of economic benefits and social benefits, or piece rates calculated on the basis of workload, or performance-based salary calculated on the basis of the performance of the staff at the position. Benefit plans include various social insurance and housing funds paid as required by the relevant policies.

In the process of staff salary allocation, the Company always upholds the principles allocation based on labor, efficiency-orientation and fairness. It follows that allocation of staff salary is determined on the premises of macro-control, on the basis of post labor assessment, and on the foundation of staff performance assessment, which fully bring out the importance of allocation arrangement in the incentive system of the Company and motivate the staff’s initiative.

4.	Insurances and benefits plan of retirement

Pursuant to applicable State policies and regulations, the Company provides the employees with a set of statutory welfare funds and benefits as listed below:

Employees’ benefits	As a Percentage of the Aggregate Salaries of the Employees
	Employees residing along the Guangzhou-Pingshi line or in Guangzhou area or along the Guangzhou-Shenzhen line	Employees residing in Shenzhen

Housing fund	9%	13%
Basic retirement pension	18%	18%

Supplemental retirement pension	Four times the amount paid by the employee individual.

(The amount paid by the employee individual is determined by length of  service,

which is classified every five years and shall be adjusted timely according  to the increase of employee’s salary.)

Basic medical insurance	8%	6%
Supplemental medical insurance	1%	0.5%
Maternity medical insurance	0.4%	0.5%
Work-related injury insurance	0.4%	0.4%
Unemployment insurance	2%	0.4%

5.	Training

Training of the Company mainly includes training on post standardization, adaptability and continuing education. In the first half of 2012, there are a total of 282,857 person-times for participation of trainings, and the training expenses were approximately RMB6.3873 million.

CHAPTER 5	MATTERS OF IMPORTANCE

I.	CORPORATE GOVERNANCE

1.	Corporate Governance

During the reporting period, the Company complied earnestly with the Company Law, Securities Law and Governance Standards of Listed Companies of the PRC, laws and regulations promulgated by the CSRC, Rules Governing the Listing of Stocks on the Shanghai Stock Exchange and Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules of the Hong Kong Stock Exchange”), respectively. Considering the reality of the Company, we continue to improve the framework of corporate legal person governance, promote information disclosure and standardize operation of the Company. Currently, there are no obvious discrepancies between the corporate governance structure of the Company and that stipulated in the regulatory documents on governance of listed companies promulgated by the CSRC.

During the reporting period, with a view to thoroughly implement the Basic Standards of Enterprise Internal Control and Implementation Guidelines for Enterprise Internal Control jointly issued by five State ministries and commissions, and to further enhance the establishment of internal control system, the Company has based on the 2011 Implementation Work Plan for Regulation of Internal Control and taking into account the actual situation of the Company in formulating the 2012 Work Plan for Continuous Enhancement of Internal Control, which has detailed the lay out and arrangement for establishment of internal control, assessment of internal control and audit of internal control of the Company in 2012. Up to now, the Company has always strictly adhered to the requirements of the work plan in the implementation of internal control works for 2012.

2.	Board of Directors

The Board comprises nine members, including three independent non-executive Directors. The executive Directors have years of experience in the railway industry, and the independent non- executive Directors have different backgrounds and rich experiences in different industries and they all possess appropriate accounting or relevant professional qualifications.

3.	Audit Committee

Members of the Audit Committee are appointed by the Board. It comprises three independent non- executive Directors, namely, Mr. Lo Mun Lam (chairman of the Audit Committee), Mr. Liu Xueheng and Ms. Liu Feiming. They all possess appropriate academic and professional qualifications or related financial management expertise. The secretary to the Board of the Company, Mr. Guo Xiangdong is the secretary of the Audit Committee.

According to the requirements of the Terms of Reference of the Audit Committee of the Company, the principal duties of the Audit Committee include but are not limited to reviewing the financial performance of the Company and its subsidiaries, confirming the nature and scope of audit review, as well as supervising the effectiveness of the internal control and compliance system. The Audit Committee also discusses recommendations made by the internal auditors, external auditors and regulatory authorities to ensure that all appropriate recommendations are implemented. The Audit Committee has been provided with adequate resources of the Company to perform its duties.

The unaudited interim financial statements for the six months ended June 30, 2012 has been reviewed by the Audit Committee.

4.	Remuneration Committee

Members of the Remuneration Committee are appointed by the Board. It consists of three independent non-executive Directors and two executive Directors, namely, Mr. Lo Mun Lam (chairman of Remuneration Committee), Mr. Liu Xueheng, Ms. Liu Feiming, Mr. Li Wenxin and Mr. Shen Yi.

According to the requirements of the Terms of Reference of the Remuneration Committee of the Company, the principal duties of the Remuneration Committee include reviewing and making recommendations to the Board for the remuneration packages for the Directors and the Supervisors of the Company. The remuneration policy of the Company seeks to provide, in accordance with the Company’s business strategy, reasonable remuneration to attract and retain high caliber executives. The Remuneration Committee shall obtain the benchmark information from internal and external sources in relation to market remuneration standard, packages offered in the industry and the overall performance of the Company when determining the Directors’ and the Supervisors’ emoluments and recommending the Directors’ and the Supervisors’ emoluments to the Board. The Remuneration Committee has been provided with adequate resources of the Company to perform its duties.

5.	Compliance with the Corporate Governance Code

The Company is always committed to maintaining high standards of corporate governance. As far as the Company and its Directors are aware, apart from the provision of the Corporate Governance Code on the establishment of a nomination committee, the Company has complied with the relevant code provisions set out in the Corporate Governance Code in Appendix 14 to the Listing Rules of the Hong Kong Stock Exchange.

During the reporting period, the Board of the Company decided not to set up a nomination committee after prudent consideration of the policy environment and background of the industry to which the Company belongs as well as the corporate governance structure over a long time. According to the requirements of the Articles of Association and the Procedures for Shareholders to Propose a Person for Election as Director, upon expiration of the term of a Director or there is a vacancy for Director, shareholders individually or collectively holding three percent or above of the issued shares of the Company may nominate a candidate for non-independent Director by way of written proposal to the Company; shareholders individually or collectively holding one percent or above of the issued shares of the Company may nominate an independent Director by way of written proposal to the Company. Directors of the Company shall be elected at general meetings for a term of office of three years. Upon expiration of his term, Director shall be entitled to be re-elected.

6.	Securities Transactions by Directors, Supervisors and Senior Management and Competitive Interests

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules of the Hong Kong Stock Exchange and the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management Officers of Listed Companies and the Changes Thereof (Zheng Jian Gong Si Zi [2007] No. 56) as its own code of conduct regarding securities transactions of the Directors. The Company formulated the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management Officers of Guangshen Railway Company Limited and the Changes Thereof, which was approved at the 22nd meeting of the fourth session of the Board.

After making specific enquiries with all the Directors, Supervisors and senior management, the Company confirms that during the reporting period, all the Directors, Supervisors and senior management have complied with the required standard set out in the above-mentioned code, rules and regulations and system requirements.

After making specific enquiries with all the Directors, Supervisors and senior management, the Company confirms that during the reporting period, none of the Directors, non-executive Directors and Supervisors has held any interests in businesses that compete or may compete with the businesses of the Company directly or indirectly.

II.	PROFIT DISTRIBUTION

1.	Execution of the profit distribution plan during the reporting period

The profit distribution plan was considered and approved at the annual general meeting for 2011 held on May 22, 2012. Based on the share capital 7,083,537,000 shares as at the end of 2011, a cash dividend of RMB1.00 per ten shares (tax inclusive), was paid to the shareholders, totaling RMB708,353,700.

2.	Profit distribution plan and common reserve capitalization plan for the six months ended June 30, 2012

The Board of Directors has decided not to distribute any interim profit or transfer any common reserve into share capital for the six months ended June 30, 2012.

III.	MATERIAL LITIGATION AND ARBITRATION

The Company was not involved in any material litigation or arbitration during the reporting period.

IV.	BANKRUPTCY REORGANIZATION, SUSPENSION OF LISTING OR TERMINATION OF LISTING

No bankruptcy reorganization, suspension of listing or termination of listing occurred during the reporting period.

V.	SHARES OF OTHER LISTED COMPANIES AND FINANCE COMPANIES HELD BY THE COMPANY

The Company did not hold any shares of other listed companies or finance companies during the reporting period.

VI.	ASSET TRANSACTIONS

No asset acquisition, disposal, replacement or merger by absorption occurred during the reporting period.

VII.	MATERIAL CONNECTED TRANSACTIONS

1.	Connected transactions related to daily operations

				Unit: ’000, Currency: RMB
Party involved in connection transaction	Connected relationship	Type of connected transaction	Content of connected transaction	Pricing principle of connected transaction	Value of connected transaction

Guangzhou Railway (Group) Company (“GRGC”) and its subsidiaries	Largest shareholder and its subsidiaries	Provision of services	Revenues settled through the MOR	Determined by the MOR based on its standard charges applied on a nationwide basis	539,191

GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of services	Train services	Determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle	196,272

GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of services	Railway operation Services	Levied based on contract prices determined based on cost plus a profit margin and as agreed between the contracting parties	174,442

Party involved in connection transaction	Connected relationship	Type of connected transaction	Content of connected transaction	Pricing principle of connected transaction	Value of connected transaction

GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Receipt of services	Railway network usage and services fees settled through the MOR	Determined by the MOR based on its standard charges applied on a nationwide basis	702,223

GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Receipt of services	Receipt of train services	Determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle	365,420

Guangshen Railway Enterprise Development Company and Yangcheng Railway Enterprise Development Company	Subsidiary of largest shareholder	Receipt of services	Comprehensive transportation services	Levied based on contract prices determined based on cost plus a profit margin and as agreed between the contracting parties	20,350

GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Receipt of services	Project construction services	Determined by the MOR based on its standard charges applied on a nationwide basis	30,430

GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Receipt of services	Maintenance and repair services	Determined based on negotiation between the contracting parties with reference to full cost principle	72,754

GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Purchase of goods	Purchase of materials and supplies	Determined by the parties after negotiation with reference to cost plus management fee	260,000

Party involved in connection transaction	Connected relationship	Type of connected transaction	Content of connected transaction	Pricing principle of connected transaction	Value of connected transaction

GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Sale of goods	Sale of materials and supplies	The parties are determined based on mutual negotiation between the contracting parties with reference to full cost principle	2,967

GRGC	Largest shareholder	Leasing of land	Lease of the land use right for the railway of Guanghou-Pingshi section	Determined in reference to the contract price	27,400

Explanation regarding the connected transactions:

The conditional leasing agreement entered into by the Company and GRGC on November 15, 2004 became effective on January 1, 2007, pursuant to which, the land for the Guangzhou-Pingshi Railway line was leased to the Company by GRCG for a leasing term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million. In the first half of 2012, the Company paid a rent of RMB27.40 million to GRGC.

On October 27, 2010, the Company entered into a conditional comprehensive service framework agreement regarding continuing connected transactions with GRGC and agreed on the annual caps for each of the three financial years ended December 31, 2013. On December 21, 2010, the Company convened the 2010 Extraordinary General Meeting, during which the shareholders approved the Comprehensive Services Framework Agreement and confirmed the annual caps of the connected transaction for 2011 to 2013.

As railway transportation is conducted on an inseparable network of rail lines, the Company must use the rail lines under the control of GRGC or its subsidiaries for the dispatching of part of its passengers or freight. Thus, the mutual provision of repair or other services is necessary between the Company and GRGC or its subsidiaries. The regular connected transactions occurring between the Company and GRGC or its subsidiaries are determined on the principle of fairness and reasonableness and are priced with reference to market price, industrial pricing standards or at cost plus a mark-up. These transactions are strictly subject to timely disclosure and approval of independent shareholders as required by relative regulatory rules, thus safeguarding the Company’s interests to the greatest extent.

2.	Connected transactions related to acquisition or disposal of assets

No connected transaction in relation to acquisition or disposal of assets occurred in the reporting period.

3.	Material connected transactions related to joint external investment

No connected transaction related to joint external investment occurred during the reporting period.

4.	Related claim and debt

The Company was not involved in any non-regular claim or debt during the reporting period.

5.	Other material connected transactions

No other material connected transactions occurred during the reporting period.

VIII.	MATERIAL CONTRACTS AND IMPLEMENTATION

1.	Trust, contracted businesses and leasing affairs which contribute over 10% (including 10%) of the Company’s revenue during the period

The Company did not engage in any trust, contracted business and leasing affair that contributes over 10% (including 10%) of the Company’s revenue during the reporting period.

2.	Guarantee

The Company did not have any guarantee outstanding during the reporting period.

3.	Trust investments and trust loans affairs

The Company did not have any trust investment and trust loans during the reporting period.

4.	Other material contracts

The Company did not have any other material contracts during the reporting period.

IX.	FULFILLMENT OF COMMITMENTS

During the reporting period, GRGC, the largest shareholder of the Company, fulfilled the following commitments:

1.	GRGC or any of its subsidiaries will not engage, directly or indirectly, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation businesses and assets of Guangzhou-Pingshi Railway, neither GRGC nor any of its subsidiaries will compete with the Company within the service territory of the Company.

2.	GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as the largest shareholder and behaving in a manner that is detrimental to the interests of the Company.

During the reporting period, the above-mentioned commitments were fulfilled properly and no breach of any commitment occurred.

X.	ENGAGEMENT AND DISMISSAL OF ACCOUNTING FIRMS

On May 22, 2012, the Company held the 2011 Annual General Meeting of Shareholder at which resolutions were passed to duly appoint PricewaterhouseCoopers Zhong Tian CPAs Limited Co. as the domestic auditors and PricewaterhouseCoopers as the international auditors of the Company for 2012.

XI.	PUNISHMENT ON THE COMPANY, DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, SHAREHOLDERS AND DE FACTO CONTROLLER AND THE RECTIFICATION THEREOF

During the reporting period, none of the Company, Directors, Supervisors, senior management, shareholders, de facto controller was subject to any investigation, administrative punishment or public criticism by the CSRC or public condemnation by the relevant stock exchanges.

XII.	EXPLANATION OF OTHER MATERIAL EVENTS

There were no other material event during the reporting period.

CHAPTER 6	FINANCIAL REPORT (UNAUDITED)

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

As of 30 June 2012

	Notes	As of 30 June 2012	As of 31 December 2011
		RMB’000 (Unaudited)	RMB’000 (Audited)

ASSETS
Non-current assets
Fixed assets	7	23,332,476	23,987,080
Construction-in-progress	7	997,847	911,962
Prepayments for fixed assets and construction-in-progress		18,802	16,986
Leasehold land payments		536,409	544,403
Goodwill		281,255	281,255
Investments in associates		134,186	125,920
Deferred income tax assets		101,972	108,079
Deferred employee costs		1,748	1,800
Available-for-sale investments		53,826	53,826
Long-term receivable		35,223	34,108

		25,493,744	26,065,419

Current assets
Materials and supplies, at cost		347,915	330,736
Trade receivables	8	831,110	613,999
Prepayments and other receivables, net		265,217	144,436
Short-term deposits		3,386,000	3,686,000
Cash and cash equivalents		2,030,245	1,366,757

		6,860,487	6,141,928

Total assets		32,354,231	32,207,347

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	9	7,083,537	7,083,537
Share premium		11,564,581	11,564,581
Other reserves		2,269,095	2,269,095
Retained earnings		4,387,488	4,417,393

		25,304,701	25,334,606
Non-controlling interests		51,927	52,802

Total equity		25,356,628	25,387,408

	Notes	As of 30 June 2012	As of 31 December 2011
		RMB’000 (Unaudited)	RMB’000 (Audited)

LIABILITIES
Non-current liabilities
Deferred income related to government grants		94,462	96,022
Bonds payable	10	3,482,021	3,478,568
Employee benefits obligations	11	128,373	168,276

		3,704,856	3,742,866

Current liabilities
Trade payables	12	1,050,817	1,064,741
Payables for fixed assets and construction-in-progress		491,851	814,129
Dividends payable		694,066	25
Income tax payable		124,608	316,731
Accruals and other payables		931,405	881,447

		3,292,747	3,077,073

Total liabilities		6,997,603	6,819,939

Total equity and liabilities		32,354,231	32,207,347

Net current assets		3,567,740	3,064,855

Total assets less current liabilities		29,061,484	29,130,274

The accompanying notes on pages 34 to 52 form an integral part of this condensed consolidated interim financial information.

Li Wenxin	Shen Yi
Director	Director

CONDENSED CONSOLIDATED INTERIM COMPREHENSIVE INCOME STATEMENT

For the six months ended 30 June 2012

		For the six months ended 30 June
	Notes	2012		2011
		RMB’000 (Unaudited)		RMB’000 (Unaudited)

Revenue from railroad businesses
Passenger			3,741,970		3,907,597
Freight			672,522		642,805
Railway network usage and services and others			2,147,003		1,932,422

			6,561,495		6,482,824
Revenue from other businesses			449,696		451,297

Total revenue	6		7,011,191		6,934,121

Operating expenses
Railroad businesses			(5,667,916)		(5,212,699)
Other businesses			(431,628)		(430,297)

Total operating expenses			(6,099,544)		(5,642,996)

Other income, net			78,385		6,579

Profit from operations			990,032		1,297,704

Finance costs			(91,777)		(95,288)
Share of post-tax profits of associates			8,266		1,214

Profit before income tax			906,521		1,203,630

Income tax expense	14		(228,947)		(289,147)

Profit for the period			677,574		914,483

Other comprehensive income			—		—

Total comprehensive income for the period, net of tax			677,574		914,483

Profit attributable to:
Equity holders of the Company			678,449		915,252
Non-controlling interests			(875)		(769)

			677,574		914,483

Total comprehensive income attributable to:
Equity holders of the Company			678,449		915,252
Non-controlling interests			(875)		(769)

			677,574		914,483

Earnings per share for profit attributable to the equity holders of the Company during the period
– Basic and diluted	15	RMB	0.096	RMB	0.129

Dividends	16		—		—

The accompanying notes on pages 34 to 52 form an integral part of this condensed consolidated interim financial information.

Li Wenxin	Shen Yi
Director	Director

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2012

		Unaudited
		Attributable to equity holders of the Company
	Note	Share capital	Share Premium	Surplus reserves	Retained earnings	Subtotal	Non- controlling interests	Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balances at 1 January 2012		7,083,537	11,564,581	2,269,095	4,417,393	25,334,606	52,802	25,387,408

Total comprehensive income for the period		—	—	—	678,449	678,449	(875)	677,574
Dividends relating to 2011	16	—	—	—	(708,354)	(708,354)	—	(708,354)

Balances at 30 June 2012		7,083,537	11,564,581	2,269,095	4,387,488	25,304,701	51,927	25,356,628

Balances at 1 January 2011		7,083,537	11,564,581	2,087,957	3,431,942	24,168,017	54,559	24,222,576

Total comprehensive income for the period		—	—	—	915,252	915,252	(769)	914,483
Dividends relating to 2010	16	—	—	—	(637,518)	(637,518)	—	(637,518)

Balances at 30 June 2011		7,083,537	11,564,581	2,087,957	3,709,676	24,445,751	53,790	24,499,541

The accompanying notes on pages 34 to 52 form an integral part of this condensed consolidated interim financial information.

Li Wenxin	Shen Yi
Director	Director

CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT

For the six months ended 30 June 2012

	For the six months ended 30 June
	2012	2011
	RMB’000 (Unaudited)	RMB’000 (Unaudited)

Net cash from operating activities	788,844	1,864,001

Net cash used in investing activities	(125,206)	(1,212,382)

Net cash used in financing activities	(150)	(377,931)

Net increase in cash and cash equivalents	663,488	273,688
Cash and cash equivalents at beginning of period	1,366,757	2,659,058

Cash and cash equivalents at end of period	2,030,245	2,932,746

The accompanying notes on pages 34 to 52 form an integral part of this condensed consolidated interim financial information.

Li Wenxin	Shen Yi
Director	Director

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1.	General Information

Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”) and certain of its subsidiaries; and Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company.

The Predecessor is controlled by and is under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996 (the “Restructuring Agreement”), the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) in exchange for the assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company.

In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”).

In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway Business”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC.

The principal activities of the Group are the provision of passenger and freight transportation on railroad. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations.

The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the

People’s Republic of China. The business license for the Company will expire until 2056.

The English names of all companies listed in the interim financial information are direct translations of their registered names in Chinese.

As of 30 June 2012, the Company had direct or indirect interests in the following subsidiaries which are incorporated/established and are operating in the PRC:

	Date of incorporation/	Percentage of equity interest attributable to the Company
Name of the entity	establishment	Directly	Indirectly	Paid-in capital		Principal activities

Dongguan Changsheng Enterprise Company Limitied	22 May 1992	51%	—	RMB	38,000,000	Warehousing

Shenzhen Fu Yuan Enterprise Development Company Limited	1 November 1991	97.3%	2.7%	RMB	18,500,000	Hotel management

Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	11 September 1993	55%	—	RMB	10,000,000	Cargo loading and unloading, warehousing, freight transportation

Shenzhen Railway Property Management Company Limited	13 November 2001	—	100%	RMB	3,000,000	Property management

Shenzhen Guangshen Railway Travel Service Ltd.	16 August 1995	75%	25%	RMB	2,400,000	Travel agency

Shenzhen Shenhuasheng Storage and Transportation Company Limited	2 January 1985	41.5%	58.5%	RMB	2,000,000	Warehousing, freight transport and packaging agency services

Shenzhen Nantie Construction Supervision Company Limited	8 May 1995	67.46%	9.2%	RMB	3,000,000	Supervision of construction projects

Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	7 March 2002	—	100%	RMB	2,000,000	Catering management

Shenzhen Railway Station Passenger Services Company Limited	18 December 1986	100%	—	RMB	1,500,000	Catering services and sales of merchandise

Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	23 November 1992	100%	—	RMB	1,020,000	Sales of merchandises

Guangzhou Tielian Economy Development Company Limited (“Tielian”)	27 December 1994	50.5%	—	RMB	1,000,000	Warehousing and freight transport agency services

	Date of incorporation/	Percentage of equity interest attributable to the Company
Name of the entity	establishment	Directly	Indirectly	Paid-in capital		Principal activities

Guangzhou Railway Huangpu Service Company Limited	15 March 1985	100%	—	RMB	379,000	Cargo loading and unloading, warehousing, freight transportation

This condensed consolidated interim financial information was approved for issue on 28 August 2012.

This condensed consolidated interim financial information has not been audited.

2.	Basis of preparation

This condensed consolidated interim financial information for the six months ended 30 June 2012 has been prepared in accordance with International Accounting Standard (“IAS”) 34, ‘Interim financial reporting’. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board.

3.	Accounting policies

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2011, as described in those annual financial statements.

Material items are disclosed and described separately in the financial information where it is necessary to provide further understanding of the financial performance of the Group.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

(a)	New and amended standards adopted by the Group

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2012.

IFRS 1 (Amendment) ‘Severe hyperinflation and removal of fixed dates for first-time adopters’ is effective for annual periods beginning on or after 1 July 2011. These amendments include two changes to IFRS 1, ‘First-time adoption of IFRS’. The first replaces references to a fixed date of 1 January 2004 with ‘the date of transition to IFRSs’, thus eliminating the need for entities adopting IFRSs for the first time to restate derecognition transactions that occurred before the date of transition to IFRSs. The second amendment provides guidance on how an entity should resume presenting financial statements in accordance with IFRSs after a period when the entity was unable to comply with IFRSs because its functional currency was subject to severe hyperinflation. The adoption does not have significant impact on the Group.

IFRS 7 (Amendment) ‘Disclosures – Transfers of financial assets’ is effective for annual periods beginning on or after 1 July 2011. The amendment will promote transparency in the reporting of transfer transactions and improve users’ understanding of the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitisation of financial assets. The adoption does not have significant impact on the Group.

IAS 12 (Amendment) ‘Income taxes’, is effective for annual periods beginning on or after 1 January 2012. It currently requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, ‘Investment property’. This amendment therefore introduces an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. As a result of the amendments, SIC 21, ‘Income taxes – recovery of revalued non-depreciable assets’, will no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is withdrawn. There is no impact on the Group, as the Group has no investment properties.

(b)	The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 January 2012 and have not been early adopted:

Effective for annual periods beginning on or after
IFRS 1 (Amendments) First time adoption of IFRS	1 January 2013
IFRS 7 (Amendment) Disclosures – Offsetting Financial Assets and Financial Liabilities	1 January 2013
IFRS 10, IFRS 11 and IFRS 12 (Amendment) Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance	1 January 2013
IFRS 10 Consolidated Financial Statements	1 January 2013
IFRS 11 Joint arrangements	1 January 2013
IFRS 12 Disclosure of Interests in Other Entities	1 January 2013
IFRS 13 Fair value measurement	1 January 2013
IFRS 9 Financial Instruments	1 January 2015
IFRS 9 and IFRS 7 (Amendments) Mandatory Effective Date of IFRS 9 and Transition Disclosures	1 January 2015
IAS 1 (Amendment) Presentation of Items of Other Comprehensive Income	1 July 2012
IAS 1 (Amendment) Presentation of Financial statement	1 January 2013
IAS 16 (Amendment) Property, plant and equipment	1 January 2013
IAS 19 (Revised 2011) Employee Benefits	1 January 2013
IAS 27 (Revised 2011) Separate Financial Statements	1 January 2013
IAS 28 (Revised 2011) Investments in Associates and Joint Ventures	1 January 2013
IAS 32 (Amendment) Financial instruments: Presentation	1 January 2013
IAS 34 (Amendment) Interim financial reporting	1 January 2013
IAS 32 (Amendment) Offsetting Financial Assets and Financial Liabilities	1 January 2014
IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine	1 January 2013

The directors of the Company are in the process of making an assessment of the impact of these new/revised standards and amendments to the financial statements of the Group.

4.	Financial risk management

(a)	Financial risk factors

•	The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.

•

The interim condensed consolidated financial information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2011.

•	There have been no changes in the risk management department since year end or in any risk management policies.

(b)	Liquidity risk

•	Compared to year end, there was no material change in the contractual undiscounted cash out flows for financial liabilities.

(c)	Fair value estimation

According to amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by level of following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

As at 30 June 2012 and 31 December 2011, the Group did not have any financial instruments that were measured at fair value.

The fair values of long-term receivable and bonds payable for disclosure purposes are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

5.	Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing this condensed consolidated interim financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2011.

6.	Segment information

The chief operating decision-makers have been identified as senior executives. Senior executives review the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

Senior executives consider the business from a perspective on revenue and operating results generated from railroad and related business conducted by the Company (“the Company’s Business”). Other segments mainly include provision of on-board catering services, warehousing services, hotel management services and sales of merchandises provided by the subsidiaries of the Group.

Senior executives assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives is measured in a manner consistent with that in the financial statements.

The segment results for the six months ended 30 June 2012 and 30 June 2011 are as follows:

			For the six months ended 30 June
	The Company’s Business		All other segments		Elimination		Total
	2012	2011	2012	2011	2012	2011	2012	2011
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Segment revenue	6,828,404	6,766,129	182,787	167,992	—	—	7,011,191	6,934,121
Inter-segment revenue	—	—	—	—	—	—	—	—

Total revenue	6,828,404	6,766,129	182,787	167,992	—	—	7,011,191	6,934,121

Segment result	903,366	1,195,505	3,155	8,125	—	—	906,521	1,203,630

Finance costs	91,714	95,222	63	66	—	—	91,777	95,288
Share of profits of associates	8,266	1,214	—	—	—	—	8,266	1,214
Depreciation	683,365	673,546	2,285	2,301	—	—	685,650	675,847
Amortisation of leasehold land payments	7,501	7,501	493	493	—	—	7,994	7,994
Amortisation of deferred employee costs	49	1,988	3	10	—	—	52	1,998
Provision for impairment of receivables	288	110	—	—	—	—	288	110

A reconciliation of segment result to profit for the period is provided as follows:

			For the six months ended 30 June
	The Company’s Business		All other segments		Elimination		Total
	2012	2011	2012	2011	2012	2011	2012	2011
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Segment result	903,366	1,195,505	3,155	8,125	—	—	906,521	1,203,630
Income tax expense	(226,711)	(286,714)	(2,236)	(2,433)	—	—	(228,947)	(289,147)

Profit for the year	676,655	908,791	919	5,692	—	—	677,574	914,483

The Group is domiciled in the PRC. All the Group’s revenue are generated in the PRC, and the total assets are also located in the PRC.

	The Company’s Business		All other segments		Elimination		Total
	As of 30 June 2012	As of 31 December 2011	As of 30 June 2012	As of 31 December 2011	As of 30 June 2012	As of 31 December 2011	As of 30 June 2012	As of 31 December 2011
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Total segment assets	32,293,966	32,158,429	235,133	233,638	(174,868)	(184,720)	32,354,231	32,207,347

Total segment assets include:
Investments in associates	134,186	125,920	—	—	—	—	134,186	125,920
Additions to non-current assets (other than financial instruments and deferred tax assets)	165,937	1,274,896	392	2,126	—	—	166,329	1,277,022

Total segment liabilities	7,020,570	6,845,068	89,469	88,895	(112,436)	(114,024)	6,997,603	6,819,939

There are approximately RMB5,520,998,000 (2011: RMB5,775,395,000) of the revenues of the Group which were settled through the Ministry of Railway of the PRC (“MOR”). Except that, no revenue derived from a single external customer exceeded 10% of the total revenue.

7.	Fixed assets and construction-in-progress

	Six months ended 30 June
	2012	2011
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

Opening net book amount as of 1 January	24,899,042	25,218,992
Additions	164,513	277,812
Disposal	(47,582)	(50,215)
Depreciation	(685,650)	(675,847)

Closing net book amount as of 30 June	24,330,323	24,770,742

As of 30 June 2012, the ownership certificates of certain buildings (“Building Ownership Certificates”) with an aggregate carrying value of approximately RMB975,591,000 (2011: RMB992,588,000) had not been obtained by the Group. After consultation made with the Company’s legal counsel, the directors consider that there is no legal restriction for the Group to apply for and obtain the Building Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group.

As of 30 June 2012, fixed assets with an aggregate residual value of approximately RMB38,040,000 (2011: RMB35,482,000) had been fully depreciated but still in use.

8.	Trade receivables

	As of 30 June 2012	As of 31 December 2011
	RMB’000 (Unaudited)	RMB’000 (Audited)

Trade receivables	836,371	619,243

Including: receivables from related parties	459,491	487,679

Less: Provision for doubtful accounts	(5,261)	(5,244)

	831,110	613,999

The passenger railroad services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. The aging analysis of trade receivables presented based on the date of revenue recognition, net of provision for doubtful debts, was as follows:

	As of 30 June 2012	As of 31 December 2011
	RMB’000 (Unaudited)	RMB’000 (Audited)

Within 1 year	807,732	596,780
Over 1 year but within 2 years	11,674	7,245
Over 2 years but within 3 years	5,293	1,607
Over 3 years	11,672	13,611

	836,371	619,243

9.	Share capital

As of 30 June 2012 and 31 December 2011, the total number of ordinary shares is 7,083,537,000 shares with a par value of RMB 1.00 per share:

30 June 2012 and 31 December 2011
RMB’000

Authorised, issued and fully paid:
A Shares subject to sale restrictions
– shares held by the National Council for Social Security Fund of the PRC (Note a)	274,799

Listed shares
– H Shares	1,431,300
– A Shares	5,377,438

6,808,738

7,083,537

Note a:	On 22 September 2009, Guangzhou Railway Group transferred 274,798,700 A shares held by it to the National Council for Social Security Fund in the PRC (“SSF”) according to regulations issued by the relevant PRC authorities. Upon this transfer, SSF has voluntarily agreed to extend the transfer restriction period associated with these shares for another three years. Thus, the shares that are still subject to sale and transfer restriction were 274,798,700 as of 30 June 2012.

There has been no movement of the authorised, issued and fully paid share capital during the period.

10.	Bonds payable

	At 1 January 2012	Addition	Amortisation	At 30 June 2012
	RMB’000 (Audited)	RMB’000	RMB’000	RMB’000 (Unaudited)

09 Guangshen Tie MTN1	3,478,568	—	3,453	3,482,021

The Company issued 3,500,000,000 bonds of medium term at a nominal value of RMB3,500,000,000 on 17 December 2009. The bonds will reach maturity five years from the issue date at their nominal value of RMB3,500,000,000 and bear an annual interest rate with 4.79%.

On the issue dates, the bonds are recognised based on the residual amounts of the principals after deduction of issuance costs of approximately RMB34,524,000. The bonds are subsequently carried at amortised cost using an average effective interest rate of 5.018%.

The fair value of bonds payable approximates to their carrying amount.

11.	Employee benefits obligations

	As of 30 June 2012	As of 31 December 2011
	RMB’000 (Unaudited)	RMB’000 (Audited)

Retirement benefits obligations	201,217	237,613
Less: current portion included in accruals and other payables	(72,844)	(69,337)

	128,373	168,276

	Six months ended 30 June
	2012	2011
	RMB’000 (Unaudited)	RMB’000 (Unaudited)

At 1 January	237,613	269,180
Interest unwound	4,707	6,033
Payment	(41,103)	(34,699)

At 30 June	201,217	240,514

Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group.

With the acquisition of the Yangcheng Railway Business in 2007, the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business. The amount mainly includes the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the acquisition.

These obligations have been provided for by the Group at amounts equal to the total expected benefit payments. Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management’s current market assessment of the time value of money and risk specific to the obligation (the discount rate was determined with reference to market yields at the balance sheet date on high quality investments in the PRC).

12.	Trade payables

The aging analysis of trade payables based on the contracted payment date was as follows:

	As of 30 June 2012	As of 31 December 2011
	RMB’000 (Unaudited)	RMB’000 (Audited)

Within 1 year	1,004,367	979,116
Over 1 year but within 2 years	38,019	83,080
Over 2 years but within 3 years	6,421	1,093
Over 3 years	2,010	1,452

	1,050,817	1,064,741

13.	Operating profit

The following items of unusual nature, size or incidence have been charged to the operating profit during the period:

	Six months ended 30 June
	2012	2011
	RMB’000 (Unaudited)	RMB’000 (Unaudited)

Interest income	78,862	38,323
Investment income	5,254	4,203
Loss on disposal of fixed assets – net	(4,908)	(39,254)
Impairment on receivables	(288)	(110)

14.	Income tax expense

Before 2008, enterprises established in the Shenzhen Special Economic Zone of the PRC were subject to income tax at a reduced preferential rate of 15% as compared with the standard income tax rate for PRC companies of 33%. The Company and the subsidiaries located in Shenzhen were subject to income tax rate of 15%, while those subsidiaries located outside Shenzhen were subject to income tax rate of 33%.

On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”), which became effective on 1 January 2008. Under the new CIT Law, the enterprise income tax rate was changed from 33% to 25% from 1 January 2008 onwards. While the enterprise income tax rate applicable to the Company and the subsidiaries located in Shenzhen would increase gradually to 25% within 5 years from 2008 to 2012, in 2012, the applicable income tax rate is 25% (2011: 24%).

An analysis of the current period taxation charges is as follows:

	Six months ended 30 June
	2012	2011
	RMB’000 (Unaudited)	RMB’000 (Unaudited)

Current income tax	222,840	284,204
Deferred income tax	6,107	4,943

	228,947	289,147

15.	Earnings per share

The calculation of basic earnings per share is based on the net profit for the six months ended 30 June 2012 attributable to shareholders of RMB678,449,000 (2011: RMB915,252,000), divided by the weighted average number of ordinary shares outstanding during the period of 7,083,537,000 shares (2011: 7,083,537,000 shares). There were no dilutive potential ordinary shares as of period end and therefore the diluted earnings per share amount is the same as the basic.

16.	Appropriations to reserves and proposed dividends

No appropriation from retained earnings had been made to the statutory reserves for the six months ended 30 June 2012.

In March 2012, the Board of Directors declared a dividend of RMB0.1 per share in respect of the year ended 31 December 2011, totalling RMB708,353,700 (2011: RMB637,518,330), and it was approved by shareholders in the Annual General Meeting on 22 May 2012.

There was no interim dividend for the six months ended 30 June 2012 (2011: nil) proposed by the board of directors on 28 August 2012.

17.	Commitments

(a)	Operating lease commitments

In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the lease term is 20 years, renewable at the discretion of the Group. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000. For the six months ended 30 June 2012, the related lease rental paid and payable was RMB27,400,000 (2011: RMB26,800,000).

(b)	Capital commitments

As of 30 June 2012, the Group had the following capital commitments which are authorised but not contracted for, and contracted but not provided for:

	As of 30 June 2012	As of 31 December 2011
	RMB’000 (Unaudited)	RMB’000 (Audited)

Authorised but not contracted for	1,573,315	1,717,800

Contracted but not provided for	345,543	283,880

A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway line of the Company. The related financing would be from self generated operating cash flows and bank facilities.

18.	Transactions with MOR

MOR is the controlling entity of the Company’s substantial shareholder (i.e. Guangzhou Railway Group). In addition, it is the government authority which governs and monitors the railway business centrally within the PRC. The Company works in cooperation with the MOR and other railway companies owned and controlled by the MOR for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenue generated from these long-distance passenger and freight transportation businesses are collected and settled by the MOR according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the MOR and settled by the MOR based on its systems.

Save as disclosed in other notes to the financial information, during the period, the Group had the following material transactions undertaken with MOR:

	Six months ended 30 June
	2012	2011
	RMB’000 (Unaudited)	RMB’000 (Unaudited)

Recurring Transactions:

Income
Revenue collected from the MOR
– Passenger transportation	3,577,649	3,774,879
– Railway network usage and services	1,446,518	1,530,717
– Freight transportation	393,623	377,897
– Provision of repairing services for cargo trucks of the MOR	103,208	91,902

Charges and payments
Services charges allocated from the MOR for equipment lease and services	1,342,331	1,340,101
Operating lease rentals paid/payable to the MOR	98,000	94,321

The service charges are determined based on a pricing scheme set by the MOR or by reference to current market prices with guidance provided by the MOR.

As of 30 June 2012, the Group had the following material balances maintained with MOR:

	As of 30 June 2012	As of 31 December 2011
	RMB’000 (Unaudited)	RMB’000 (Audited)

Due from MOR
– Trade receivables	1	18,017

Due to MOR
– Trade payables	148,697	193,856

19.	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a)	For the six months ended 30 June 2012, the Group had the following material transactions undertaken with related parties:

	Six months ended 30 June
	2012	2011
	RMB’000 (Unaudited)	RMB’000 (Unaudited)

Provide Services:
Revenue collected by MOR for services provided to Guangzhou Railway Group and its subsidiaries (i)	539,191	551,369
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (ii)	196,272	134,328
Revenue from railway operation service provided to Guangzhou railway Group’s subsidiaries (iv) (vii)	174,442	82,940

Receive Services:
Cost settled by MOR for services provided by Guangzhou Railway Group and its subsidiaries (i)	702,223	731,197
Provision of train transportation services provided by Guangzhou Railway Group and its subsidiaries (ii)	365,420	354,656
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway (iv)	20,350	53,250
Provision of construction services of Guangzhou Railway Group and its subsidiaries (i)	30,430	21,962
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iii)	72,754	49,851

Purchases
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (vi)	260,000	326,922

Sales
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (v)	2,967	2,634

Others:
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 17(a))	27,400	26,800

(i)	Such revenue/charges are determined by the MOR based on its standard charges applied on a nationwide basis.
(ii)	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.
(iii)	The service charges are determined based on negotiation between the contracting parties with reference to full cost principle.
(iv)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contract parties.
(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.
(vi)	The prices are determined based on mutual negotiation between the contracting parties with reference to purchase price plus a management fee.
(vii)	Since March 2012, Guangshengang is no longer controlled by Guangzhou Railway Group, because Guangzhou Railway Group has disposed its investment in Guangshengang. As a result, Guangshengang was no longer considered as related party of the Group since the day Guangzhou Railway Group loss control of Guangshengang.

(b)	Compensation paid and payable to directors and supervisors of the Group amounted to RMB1,278,941 for the six months ended 30 June 2012 (2011: RMB1,662,401).

(c)	As of 30 June 2012, the Group had the following material balances maintained with related parties:

	As of 30 June 2012	As of 31 December 2011
	RMB’000	RMB’000
	(Unaudited)	(Audited)

Due from Guangzhou Railway Group	291,213	309,159

– Trade receivables (i)	284,687	296,449
– Prepayments and other receivables	6,526	12,710

Due to Guangzhou Railway Group	27,288	37,374

– Trade payables (i)	26,248	36,105
– Other payables	1,040	1,269

Due from subsidiaries of Guangzhou Railway Group	266,578	219,188

– Trade receivables (i)	174,804	191,230
Less: impairment provision	(19)	(19)
– Prepayments and other receivables	91,793	27,977

	As of 30 June 2012	As of 31 December 2011
	RMB’000	RMB’000
	(Unaudited)	(Audited)

Due to subsidiaries of Guangzhou Railway Group	217,356	187,499

– Trade payables (ii)	185,619	164,221
– Other payables (iii)	31,737	23,278

Due from an associate	1,966	1,733

– Prepayments and other receivables	14,278	14,045
Less: impairment provision (v)	(12,312)	(12,312)

Due to an associate	4,138	5,803

– Trade payables	—	2
– Other payables (iv)	4,138	5,801

Due from Guangzhu Railway Company Limited

– Prepayments and other receivables	17,039	17,039

Dividends payable

– Guangzhou Railway Group	262,945	—

Payables for fixed assets and construction-in-progress	67,321	145,416

– Guangzhou Railway Group and its subsidiaries	27,028	123,107
– An associate	40,293	22,309

(i)	The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in 19(a)(i).
(ii)	The trade balances due to subsidiaries of Guangzhou Railway Group mainly represent unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties (see Note 19(a) above).

(iii)	The non-trade balances due to subsidiaries of Guangzhou Railway Group mainly represent the deposits from related parties.
(iv)	The non-trade balance due to an associate mainly represents the payable balance arising from the construction project services undertaken by an associate.
(v)	Full impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.

As of 30 June 2012, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.

(d)	Commitment

As of 30 June 2012, the Group had the following commitments with related parties which are contracted but not provided for:

(i)	Receive Services

	As of 30 June 2012	As of 31 December 2011
	RMB’000	RMB’000
	(Unaudited)	(Audited)

Guangzhou Railway Group and its subsidiaries	34,091	10,023

(ii)	Operating lease rental

	As of 30 June 2012	As of 31 December 2011
	RMB’000	RMB’000
	(Unaudited)	(Audited)

Guangzhou Railway Group	1,073,000	1,110,000

20.	Subsequent events

No material events took place subsequent to 30 June 2012.

CHAPTER 7	DOCUMENTS AVAILABLE FOR INSPECTION

Documents for review include:

I.	Accounting statements signed and stamped by the legal representative, person in charge of accounting affairs and responsible person of accounting firm;

II.	All the original of files or announcements disclosed in Securities Times, China Securities Journal, Shanghai Securities News and Security Daily during the reporting period;

III.	Interim reports announced on the Hong Kong securities market.

The documents are placed at the Secretariat to the Board of the Company.

Guangshen Railway Company Limited
Chairman: Li Wenxin

August 28, 2012

By Order of the Board of Guangshen Railway Company Limited Guo Xiangdong Company Secretary

Shenzhen, the PRC

28 August 2012

As at the date of this announcement, the Board of the Company consists of:

Executive Directors

Li Wenxin

Shen Yi

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Li Liang

Independent Non-executive Directors

Lo Mun Lam

Liu Xueheng

Liu Feiming